LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
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ADDITIONAL
INSURED
TERM
INSURANCE
BENEFIT
AGREEMENT

THE BENEFIT
We will pay a Death Benefit upon receipt of proof, satisfactory to Us, of the death of the Additional Insured while this Agreement is in force.

The Death Benefit for this Agreement will be equal to the Face Amount for the Additional Insured shown on the Contract Information page of this Agreement.


DEFINITION OF ADDITIONAL INSURED
Additional Insured means the person named in the application for this Agreement and shown on the Contract Information page of this Agreement.


OWNER
The Owner of this contract will be the Owner of this Agreement.


BENEFICIARY
The Beneficiary of this contract will be the Beneficiary of this Agreement.


COST OF THE BENEFIT
A Monthly Deduction is made from the Account Value of this contract for the cost of this Agreement. The Monthly Deduction for this Agreement is computed as follows:

o Divide the Face Amount of this Agreement, shown on the Contract Information page, by 1 plus the Guaranteed Monthly Equivalent Interest Rate, also shown on the Contract Information page;
o Multiply the above result by the Cost of Insurance Rate for this Benefit Agreement for that month divided by 1000.


COST OF INSURANCE RATE
The Cost of Insurance Rate is based on the sex, attained age, and rating classification of the Additional Insured. Attained age means the Additional Insured's age last birthday on the last contract anniversary. We have the right to change the Cost of Insurance Rates as provided in this contract. However, the Rates will never be greater than the Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Contract Information page for this Agreement.


CONVERSION BENEFIT
You may convert this Agreement into a new contract on the life of the Additional Insured, provided:

o this Agreement is in force; and
o the Additional Insured has not attained age 75.

You may also convert this Agreement within 30 days after the death of the Primary Insured if the Additional Insured has not attained age 75. The Primary Insured is the individual insured under the base contract. If the Additional Insured dies during this 30 day period and before a new contract is applied for, We will pay the Death Benefit of this Agreement.

To exercise the Conversion Benefit, You must submit a written application which satisfies Us and pay the first premium for the new contract.

If there is no Owner living, the Additional Insured may exercise this Benefit. We will not require any evidence of insurability.

You may make the conversion on any premium due date which occurs on or before the contract anniversary following the 75th birthday of the Additional Insured. You will be eligible for conversion credit if You make the conversion on any Monthly Date on or after the first anniversary and on or before the fourth anniversary of this Agreement. We will apply a credit toward the premium for the new contract. That credit will equal 100% of this Agreement's Cost of Insurance charges for the most recently completed contract year. If You convert only a portion of the amount
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of insurance provided by this Agreement, We will prorate the credit. Conversion must be made while this contract is in force.


THE NEW CONTRACT
The Date of Issue of the new contract will be the date of conversion.

You may select the amount of life insurance for the new contract. It may not exceed the Face Amount of this Agreement at the time of conversion.

You may also select the plan of insurance for the new contract. It may be any permanent plan of insurance then being issued by Us for the amount of insurance selected. It will be in the same Rating Class as shown for the Additional Insured on the Contract Information page of this Agreement. The premium for the new contract will be based on Our then established rate for the Attained Age of the person to be insured.

The contestable and suicide periods for the new contract will be measured from the Effective Date of this Agreement. The contestable and suicide periods for any Additional Benefit Agreement included in the new contract will be measured from the Effective Date of the new contract. If You wish to include any Additional Benefit Agreements in the new contract, evidence of insurability satisfactory to Us will be required.


TERMINATION
This Agreement will terminate on the earliest of:

o the Monthly Date on or next following the date We receive Your Written Request to cancel this Agreement;
o the date this contract matures; is surrendered; or terminates for any reason;
o the Termination Date of this Agreement, shown on the Contract Information page; or
o the date of conversion as provided in this Agreement.


THIS AGREEMENT AND THE CONTRACT
This Agreement is made a part of Your contract if We have listed it on the Contract Information page of this contract. All contract provisions consistent with this Agreement will apply to this Agreement. The values in the contract will not be increased by this Agreement.


INCONTESTABILITY AFTER TWO YEARS
This Agreement will be incontestable after it has been in force during the Additional Insured's lifetime for two years from its Effective Date.


SUICIDE WITHIN TWO YEARS
If the Additional Insured dies by suicide, while sane or insane, within two years from the Effective Date of this Agreement, the amount payable will be limited to the total of the Monthly Deductions made to pay for the Additional Insured's insurance.


MISSTATEMENT OF AGE OR SEX
If the age or sex of the Additional Insured has been misstated, any Death Benefit will be adjusted to that amount which would be purchased by the most recent Cost of Insurance Rate at the correct age and sex.


REINSTATEMENT
If You wish to reinstate this Agreement with this contract, We will require You to submit evidence of insurability satisfactory to Us for the Additional Insured. This is in addition to any requirements for the reinstatement of the contract.
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EFFECTIVE DATE
This Agreement takes effect on the Date of Issue shown on the Contract Information page of this Agreement. Months, years and their anniversaries will be computed from the date this Agreement takes effect.

                                                             /s/ Edmund F. Kelly
                                                                 PRESIDENT